August 27, 2012

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE:	LogMeIn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-34391

Dear Mr. Gilmore:

In response to your letter dated August 14, 2012 regarding the LogMeIn, Inc. (referred to in the responses below as “LogMeIn” or the “Company”) Form 10-K for the fiscal year ended December 31, 2011, we offer the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2011

Part III – Information Incorporated By Reference to Schedule 14A Filed April 13, 2012

Executive Compensation

Compensation Discussion and Analysis

Equity Incentive Awards, page 34

1.	We note that your response to prior comment 2 does not provide, as requested, an individualized discussion of the factors your compensation committee considered in determining the size of the option awards granted to your named executive officers. As we previously noted, the size of your option awards in fiscal year 2011 varied significantly among your NEOs, thus you should provide an individualized discussion for each NEO addressing how the relevant factors you cite in your response specifically impacted the size of the grants awarded to each NEO. Please confirm that you will provide conforming disclosure in your future filings.

Response:

The Company hereby acknowledges the Staff’s comment regarding disclosing a detailed individualized discussion as to the relevant factors considered by the

LogMeIn, Inc., 500 Unicorn Park Drive - Woburn, MA 01801

Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com

Company’s Compensation Committee for each NEO in establishing compensation for said NEO and hereby confirms it will provide such disclosure where appropriate in all future filings.

Summary Compensation Table, page 37

2.	We note your response to prior comment 3 regarding the discrepancies between the 2011 Option Awards presented in your Summary Compensation table and your “Grant Date Fair Value of Option Awards” column in your Grants of Plan-Based Awards table. Please confirm that you will include explanatory disclosure addressing this error in your 2013 proxy statement. Consistent with your response, the expanded disclosure should specifically address why the option awards amounts in your Summary Compensation and Director Compensation tables presented in fiscal years 2011 and 2010 were erroneous.

Response:

As requested, the Company hereby confirms that it will include explanatory disclosure addressing the inconsistency between the 2011 Option Awards presented in its Summary Compensation table and the “Grant Date Fair Value of Option Awards” column in the Grants of Plan-Based Awards table for fiscal years 2011 and 2010 in the Company’s 2013 proxy statement. The Company confirms that this disclosure will address the reasons why the option awards amounts in the Summary Compensation and Director Compensation tables presented in fiscal years 2011 and 2010 were inconsistent, namely that the Company mistakenly calculated the “Option Awards” column of both the Director Compensation Table and the Summary Compensation Table based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to FASB ASC Topic 718 in the applicable year, rather than calculating those columns based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, which was disclosed in the “Grant Date Fair Value of Option Awards” column of the Grants of Plan-Based Awards Table. The Company also confirms that it will report all of these amounts based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 in the future.

In providing its response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in the filings it makes with the Securities and Exchange Commission;

LogMeIn, Inc., 500 Unicorn Park Drive - Woburn, MA 01801

Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact Michael J. Donahue, The Company’s General Counsel, at 781-638-9094, James F. Kelliher, the Company’s Chief Financial Officer, at 781-638-9078, or me at 781-638-9059.

Sincerely,

/s/ Michael K. Simon
Michael K. Simon
President and Chief Executive Officer

LogMeIn, Inc., 500 Unicorn Park Drive - Woburn, MA 01801

Phone (800) 993-1790 Fax (781) 998-7792 www.LogMeIn.com